Exhibit 99.1

This announcement is an advertisement and not a prospectus. Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction. Investors should not purchase any transferable securities referred to in this announcement except on the basis of information contained in the prospectus (the “Prospectus”) in its final form that is published by Tiziana Life Sciences plc in connection with the admission of the Company’s ordinary shares (the “Ordinary Shares”) to listing on the standard segment of the Official List of the Financial Conduct Authority (the “FCA”) and to trading on the main market for listed securities (the “Main Market”) of London Stock Exchange plc (the “London Stock Exchange”). This announcement is not an offer to sell, or a solicitation of an offer to acquire, securities in the United States, Australia, Canada, Japan or in any other jurisdiction.

Tiziana Life Sciences PLC

(“Tiziana” or “the Company”)

Publication of Prospectus

London, New York, 18 December 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announces, further to the announcement of 17 December 2020, that the Company has issued a prospectus in connection with its admission to listing of its ordinary shares (the “Ordinary Shares”) on the standard listing segment of the Official List of the Financial Conduct Authority (“FCA”) (the “Official List”) and admission to trading on the main market for listed securities (the “Main Market”) of London Stock Exchange plc (the “London Stock Exchange”) (together, “Admission”).

Expected timetable

Publication of Prospectus	18 December 2020
Last day of trading of the Shares on AIM	20 January 2021
Expected delisting of the Shares from AIM	7.00 am on 21 January 2021
Expected admission of the Shares to the Official List	8.00 am on 21 January 2021
Expected commencement of dealings of the Shares on the Main Market	8.00 am on 21 January 2021

The times and dates set out in the expected timetable of principal events above and mentioned in this document, and in any other document issued in connection with Admission are subject to change by the Company, in which event details of the new times and dates will be notified to the FCA, the London Stock Exchange and, where appropriate, shareholders.

The Prospectus was approved by the FCA on 18 December 2020 and is available to be viewed on the Company’s website at: www.tizianalifesciences.com. An electronic copy of the Prospectus will also be submitted to the National Storage Mechanism and will be available shortly for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Tiziana Life Sciences plc is a company incorporated in England and Wales with company number 03508592. The Ordinary Shares are registered with ISIN GB00BKWNZY55, SEDOL code BKWNZY5 and TIDM TILS. It is expected that Admission will become effective and that dealings will commence at 8.00 am on 21 January 2021. Trading in the Company’s shares on AIM will be cancelled simultaneously with Admission.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person who arranged the release of this information is Keeren Shah, Finance Director of Tiziana.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880
Optiva Securities Limited (Broker) Robert Emmet	+ 44 (0)20 3981 4173

United States Investors:

Dave Gentry RedChip Companies Inc.	Office 1 800 RED CHIP (733 2447) Cell 407-491-4498 (USA) dave@redchip.com

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